Filed Pursuant to Rule 253(g)(2)
File No. 024-12141

RISE COMPANIES CORP.

SUPPLEMENT NO. 4 DATED JANUARY 3, 2024
TO THE OFFERING CIRCULAR DATED SEPTEMBER 29, 2023

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated September 29, 2023 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 3, 2023, as previously amended or supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose certain 2023 performance metrics of the Company.

Certain 2023 Performance Metrics

2023 net returns of all client accounts of Fundrise Advisors by investment plan objective1:

Plan objective	Income	Balanced	Growth	Other	Overall
Dividends	3.84%	1.85%	1.11%	2.29%	1.92%
Appreciation	-6.23%	-9.61%	-10.57%	-8.85%	-9.37%
Net return	-2.39%	-7.77%	-9.46%	-6.56%	-7.45%

2023 net returns of all client accounts of Fundrise Advisors by fund objective2:

Fund objective	Net return
Income	7.57%
Balanced	-11.93%
Growth	-7.89%
Overall	-7.45%

2023 net returns of all client accounts of Fundrise Advisors by fund3:

Fund name / objective	Average principal[4]	Launch date	Net return
Registered funds
Flagship Real Estate Fund	$1,377,800,501	Jan 2021	-12.01%
Income Real Estate Fund	$550,054,182	Apr 2022	7.57%
Innovation Fund	$86,657,949	Jul 2022	1.60%
Growth
Growth eREIT	$249,040,905	Feb 2016	-6.11%
Growth eREIT II	$158,745,112	Sep 2018	-8.21%
Development eREIT	$129,322,918	Jun 2019	-9.73%
eFund	$94,194,543	Jun 2017	-2.71%
Growth eREIT III	$62,244,541	Feb 2019	-13.05%
Growth eREIT VII	$81,936,727	Jan 2021	-11.79%
Balanced
East Coast eREIT	$162,349,834	Oct 2016	-19.02%
Heartland eREIT	$91,770,698	Oct 2016	-7.46%
West Coast eREIT	$86,700,667	Oct 2016	-0.96%
Balanced eREIT II	$53,099,373	Jan 2021	-13.74%

Q4 2023 net returns of all client accounts of Fundrise Advisors by investment plan objective1:

Plan objective	Income	Balanced	Growth	Other	Overall
Dividends	1.06%	0.49%	0.28%	0.64%	0.52%
Appreciation	-3.06%	-5.24%	-5.85%	-4.65%	-5.07%
Net return	-2.00%	-4.75%	-5.57%	-4.01%	-4.56%

Q4 2023 net returns of all client accounts of Fundrise Advisors by fund objective2:

Fund objective	Net return
Income	2.45%
Balanced	-6.75%
Growth	-5.11%
Overall	-4.56%

Q4 2023 net returns of all client accounts of Fundrise Advisors by fund3:

Fund name / objective	Average principal[4]	Launch date	Net return
Registered funds
Flagship Real Estate Fund	$1,280,048,156	Jan 2021	-6.94%
Income Real Estate Fund	$563,939,018	Apr 2022	2.45%
Innovation Fund	$116,844,653	Jul 2022	-0.72%
Growth
Growth eREIT	$232,463,450	Feb 2016	-5.50%
Growth eREIT II	$143,664,753	Sep 2018	-3.76%
Development eREIT	$121,586,080	Jun 2019	-5.86%
eFund	$88,049,727	Jun 2017	-2.83%
Growth eREIT III	$54,227,879	Feb 2019	-6.23%
Growth eREIT VII	$73,260,200	Jan 2021	-7.19%
Balanced
East Coast eREIT	$132,473,153	Oct 2016	-7.94%
Heartland eREIT	$81,683,878	Oct 2016	-3.49%
West Coast eREIT	$81,250,327	Oct 2016	-3.28%
Balanced eREIT II	$46,720,210	Jan 2021	-9.96%

1 “Net return” consists of the aggregate returns of Fundrise Advisors client accounts that have selected the indicated investment plan objective as of the end of the period indicated, calculated using the Modified Dietz method. The “Other” category includes custom (i.e. client-directed) plans. Netreturns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. “NAV distributions” (if any) are considered as part of the appreciation / price return component. Net returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund, or Opportunistic Credit Fund.

2 “Net return” consists of the aggregate returns of Fundrise Advisors client accounts within the funds with the stated fund objective during the period indicated, calculated using the Modified Dietz method. Net returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. Net returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund or Opportunistic Credit Fund.

3 The aggregate returns of Fundrise Advisors client accounts within the specified fund for the period indicated, calculated using the Modified Dietz method. Returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

4 “Average principal” is the daily average invested capital in the indicated program during the period indicated, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.